Exhibit 99.1

RTI International Metals Reports First Quarter 2015 Financial Results

Revenue Growth, Profitability Improvement Drive First Quarter Financial Results

PITTSBURGH--(BUSINESS WIRE)--April 28, 2015--RTI International Metals, Inc. (NYSE: RTI), a leading vertically integrated global supplier of advanced titanium and specialty metals products and services, today reported 2015 first quarter financial results that reflect continued growth in revenues and improvement in profitability compared to last year’s first quarter.

2015 First Quarter Results Summary

  Revenues totaled $198.5 million, an increase of 14% compared to revenues of $174.5 million for the same period last year.
  Operating income was $12.2 million compared to $1.6 million in last year’s first quarter.
  Excluding $4.7 million of expenses related to the Company’s pending merger with Alcoa, first quarter 2015 operating income was $16.9 million.
  Net income attributable to continuing operations was $4.5 million, or $0.15 per diluted share, compared to last year’s net loss attributable to continuing operations of $(3.8) million, or $(0.13) per diluted share.
  Excluding the unfavorable impact of merger-related expenses ($3.5 million after-tax, or $0.11 per diluted share) and favorable discrete income tax adjustments ($1.9 million, or $0.06 per diluted share), first quarter 2015 net income attributable to continuing operations was $6.1 million, or $0.20 per diluted share.
  Titanium mill product shipments were 4.3 million pounds compared to 3.8 million pounds in last year’s first quarter.
  Boeing 787 seat track deliveries totaled 33 equivalent ship sets compared to 28 in the same period last year.

CEO Comment

“RTI is off to a good start in 2015,” said Dawne Hickton, Vice Chair, President and Chief Executive Officer. “Excluding the impact of merger-related expenses, our first quarter results reflect strong year-over-year growth in revenues and operating income, as well as profitability performance that was better than we expected.”

“Our revenue growth was driven by solid increases in commercial aerospace and medical device market volumes, and was complimented by continued steady performance in our other markets. Excluding merger-related expenses, operating income and operating margins both improved significantly year-over-year due to the combination of higher sales and production volumes, improved operational productivity, and favorable foreign currency translation impacts.”

“We are looking forward to completing the merger with Alcoa. As I noted the day we announced the transaction, we’re pleased to have an agreement that delivers immediate value to our shareholders which appropriately reflects the strength of our business. Looking ahead, I’m confident the breadth and scale of our combined capabilities will accelerate RTI’s success,” Ms. Hickton said.

Pending RTI / Alcoa Merger Transaction

On March 9, 2015, RTI and Alcoa (NYSE: AA) announced their agreement to a strategic business combination in which RTI will merge with Alcoa. Pursuant to the terms of the agreement, Alcoa will acquire all outstanding shares of RTI in a stock-for-stock transaction whereby RTI shareholders will receive 2.8315 Alcoa shares for each RTI share. The transaction, which has been approved by the Boards of Directors of both companies, is subject to customary conditions, including the receipt of European Union approval and RTI shareholder approval. Early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has been granted.

In light of the pending merger transaction with Alcoa, RTI will not be conducting an investor conference call in conjunction with today’s release of its first quarter financial results, and will not be updating prior financial guidance or providing financial guidance for future periods.

Financial Results

For the 2015 first quarter, the Company reported net sales of $198.5 million, an increase of $24.0 million, or 14%, compared to net sales of $174.5 million for the same period last year.

First quarter 2015 operating income was $12.2 million. Excluding $4.7 million of expenses related to the Company’s pending merger with Alcoa, first quarter 2015 operating income was $16.9 million. This compares to operating income of $1.6 million reported for last year’s first quarter.

First quarter 2015 net income attributable to continuing operations was $4.5 million, or $0.15 per diluted share. This result includes the negative impact of the $4.7 million ($3.5 million after-tax, or $0.11 per diluted share) of merger-related expenses, as well as favorable discrete tax adjustments of $1.9 million, or $0.06 per diluted share, principally related to the closure of prior year tax audits. Excluding these items, first quarter 2015 net income attributable to continuing operations was $6.1 million, or $0.20 per diluted share. This compares to first quarter 2014 net loss attributable to continuing operations of $(3.8) million, or $(0.13) per diluted share.

Segment Review

Titanium Segment

For the first quarter of 2015, the Titanium Segment reported operating income of $9.7 million on net sales of $83.5 million, compared to 2014 first quarter operating income of $5.9 million on net sales of $77.0 million. Sales and operating income increased primarily due to higher service center shipment volumes to commercial aerospace customers. A higher-margin product mix related to mill product trade shipments in the current year first quarter also contributed to the increased operating income. Last year’s first quarter results were negatively impacted by weather-related operational disruptions.

First quarter 2015 total titanium mill product shipments were 4.3 million pounds compared to 3.8 million pounds for the same period last year.

Engineered Products and Services Segment

For the first quarter of 2015, the Engineered Products and Services Segment reported operating income of $7.2 million on net sales of $115.0 million. This compares to an operating loss of $(4.3) million on net sales of $97.6 million reported for the same period last year. The growth in sales was attributable to increased commercial aerospace market volumes, as well as higher medical device market sales. Operating income improved by $11.5 million due to the combination of the higher sales, improved operational productivity, higher facility utilization levels, and favorable foreign currency translation impacts. Last year’s first quarter results were negatively impacted by higher new program development costs, commercial aircraft build-rate adjustments, weather-related operational disruptions, and severance costs.

Forward Looking Statement

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to RTI and Alcoa, the management of either such company or the proposed transaction between RTI and Alcoa, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. RTI and Alcoa undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the requisite vote of the shareholders of RTI and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in RTI’s and Alcoa’s respective reports filed with the SEC, including RTI’s annual report on Form 10-K for the year ended December 31, 2014, and Alcoa’s annual report on Form 10-K for the year ended December 31, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and RTI and Alcoa each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, Alcoa has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-203275) containing a preliminary proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF RTI ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of RTI. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Alcoa at its website, www.Alcoa.com, or 390 Park Avenue, New York, NY 10022, attention: Corporate Secretary, or from RTI at its website, www.rtiintl.com, or Westpointe Corporate Center One, 1550 Coraopolis Heights Rd, Pittsburgh, PA 15108-2973, attention: Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants In Solicitation

RTI and Alcoa and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, RTI’s and Alcoa’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Company Description

RTI International Metals, Inc. is a leading vertically integrated global supplier of advanced titanium and specialty metals products and services to commercial aerospace, defense, energy, medical device and other customers. For more than 60 years, RTI has been taking titanium further through advanced manufacturing, engineering, machining, and forming processes. RTI delivers titanium mill products, extruded shapes, formed and 3D-printed parts, and highly engineered precision-machined components through our downstream integrated supply chain.

Headquartered in Pittsburgh, Pa., RTI has locations in the United States, Canada, Europe, and Asia. To learn more about RTI International Metals, Inc., visit our website at www.rtiintl.com.

RTI INTERNATIONAL METALS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Unaudited)
(In thousands, except share and per share amounts)

	Three Months Ended
	March 31,
	2015	2014

Net sales	$198,492	$174,545
Cost and expenses:
Cost of sales	156,471	146,076
Selling, general, and administrative expenses	23,658	25,868
Merger-related expenses	4,734	-
Research, technical, and product development expenses	1,465	984
Operating income	12,164	1,617
Other income (expense), net	(856)	535
Interest income	135	50
Interest expense	(8,019)	(7,607)

Income (loss) before income taxes	3,424	(5,405)
Benefit from income taxes	(1,109)	(1,589)
Net income (loss) attributable to continuing operations	$4,533	$(3,816)
Net loss attributable to discontinued operations, net of tax	-	(365)
Net income (loss)	$4,533	$(4,181)

Earnings (loss) per share attributable to continuing operations:
Basic	$0.15	$(0.13)
Diluted	$0.15	$(0.13)

Earnings (loss) per share attributable to discontinued operations:
Basic	$-	$(0.01)
Diluted	$-	$(0.01)

Weighted-average shares outstanding:
Basic	30,608,796	30,445,681
Diluted	30,869,836	30,445,681

RTI INTERNATIONAL METALS, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)
(In thousands, except share and per share amounts)

ASSETS	March 31, 2015	December 31, 2014
Current assets:
Cash and cash equivalents	$209,025	$182,059
Short-term investments	129,895	148,383
Receivables, less allowance for doubtful accounts of $866 and $694	111,417	117,745
Inventories, net	475,719	474,306
Cost in excess of billings	8,171	5,522
Deferred income taxes	30,632	30,632
Other current assets	19,023	19,803
Total current assets	983,882	978,450
Property, plant, and equipment, net	366,236	369,287
Goodwill	144,513	145,518
Other intangible assets, net	55,131	57,122
Other noncurrent assets	14,189	15,317
Total assets	$1,563,951	$1,565,694

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$113,121	$111,645
Accounts payable	85,401	105,044
Accrued wages and other employee costs	24,132	26,874
Billings in excess of cost	11,777	9,962
Unearned revenues	22,042	7,623
Other accrued liabilities	21,788	18,724
Total current liabilities	278,261	279,872
Long-term debt	348,031	345,012
Liability for post-retirement benefits	48,935	48,295
Liability for pension benefits	16,673	16,986
Deferred income taxes	60,467	60,503
Unearned revenues	4,829	5,476
Other noncurrent liabilities	13,889	14,070
Total liabilities	771,085	770,214
Commitments and Contingencies
Shareholders’ equity:
Common stock, $0.01 par value; 100,000,000 shares authorized;
31,672,731 and 31,585,696 shares issued; 30,794,405 and
30,729,784 shares outstanding	317	316
Additional paid-in capital	540,504	538,703
Treasury stock, at cost; 878,326 and 855,912 shares	(19,974)	(19,649)
Accumulated other comprehensive loss	(64,213)	(55,589)
Retained earnings	336,232	331,699
Total shareholders’ equity	792,866	795,480
Total liabilities and shareholders’ equity	$1,563,951	$1,565,694

RTI INTERNATIONAL METALS, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	Three Months Ended
	March 31,
	2015	2014
Cash provided by (used in) operating activities (including adjustment for depreciation and amortization of $11,244 and $10,986 for the periods
ended March 31, 2015 and 2014, respectively)	$21,936	$(20,715)

Cash provided by (used in) investing activities (1)	8,383	(153,582)

Cash provided by (used in) financing activities	815	(600)

Effect of exchange rate changes on cash and cash equivalents	(4,168)	(832)

Increase (decrease) in cash and cash equivalents	26,966	(175,729)
Cash and cash equivalents at beginning of period	182,059	343,637
Cash and cash equivalents at end of period	$209,025	$167,908

(1)

Three months ended March 31, 2015 included cash provided by the net maturity/sale of available-for-sale, short-term investments of $18,523. Three months ended March 31, 2014 included cash used for the purchase of available-for-sale, short-term investments of $128,216 and the purchase of RTI Directed Manufacturing for $21,797.

RTI INTERNATIONAL METALS, INC. AND SUBSIDIARIES
Selected Operating Segment Information
(Unaudited)
(In thousands)

	Three Months Ended
	March 31,
	2015	2014
Net sales:
Titanium Segment net sales	$83,500	$76,980
Intersegment sales	23,858	25,046
Total Titanium Segment sales	107,358	102,026

Engineered Products and Services Segment net sales	114,992	97,565
Intersegment sales	19,647	27,966
Total Engineered Products and Services
Segment sales	134,639	125,531

Eliminations	43,505	53,012
Total consolidated net sales	$198,492	$174,545

Operating income:
Titanium Segment before corporate allocations	$14,388	$10,429
Corporate allocations	(4,698)	(4,527)
Total Titanium Segment operating income	9,690	5,902

Engineered Products and Services Segment before corporate allocations	12,911	1,811
Corporate allocations	(5,703)	(6,096)
Total Engineered Products and Services Segment operating income	7,208	(4,285)

Merger-related expenses	(4,734)	-
Total consolidated operating income	$12,164	$1,617

CONTACT:
RTI International Metals, Inc.
Dan Crookshank, Director – Investor Relations, 412-893-0084
dcrookshank@rtiintl.com